Exhibit 99.77

2011 Annual Shareholder Meeting

The Fund’s 2011 annual meeting of shareholders (“Annual Meeting”) was held on April 21, 2011, for the following purposes:

1.	To elect a Board of seven (7) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2011.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Phillip J. Hanrahan, Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2011 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Robert M. Bilkie, Jr.	1,855,372	111,450
Phillip J. Hanrahan	1,812,406	154,415
Carl A. Holth	1,835,355	131,467
Peggy L. Schmeltz	1,883,039	83,782
Luke E. Sims	1,870,779	96,042
Donald G. Tyler	1,808,105	158,716
Neal F. Zalenko	1,819,476	147,346

Proposal 2 –  Ratification of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,900,272	56,698	9,852	0

Total shares issued and outstanding on record date: 2,975,426